23 April 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Joint Venture Agreement With Channel Tea Co., Ltd
2) Notice of Changes In Director's Warrantholding
3) Notice of Changes In Director's Shareholding
4) Notice of Changes In Substantial Shareholder's Warrantholding
5) Notice of Changes In Substantial Shareholding

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

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WANT WANT HOLDINGS LTD

Notice Of Changes In Substantial Shareholding

Name of substantial shareholder:	Iwatsuka Confectionery Co., Ltd
Date of notice to company:	22 Apr 2002
Date of change of shareholding:	22 Apr 2002
Name of registered holder:	Iwatsuka Confectionery Co., Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants

Shares held in the name of registered holder

No. of shares of the change:	2,931,661
% of issued share capital:	0.49
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$3,664,576.25
No. of shares held before change:	29,316,613
% of issued share capital:	4.93
No. of shares held after change:	32,248,274
% of issued share capital:	5.39

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	29,316,613
% of issued share capital:	0	4.93
No. of shares held after change:	0	32,248,274

% of issued share capital:	0	5.39
Total shares:	0	32,248,274

No. of Warrants: Nil
No. of Options : Nil
No. of Rights : Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 22/04/2002 to the SGX

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Listed Companies' Announcement Printer Friendly Version

WANT WANT HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Warrantholding

Name of substantial shareholder:	Iwatsuka Confectionery Co., Ltd
Date of notice to company:	22 Apr 2002
Date of change of warrantholding:	22 Apr 2002
Name of registered holder:	Iwatsuka Confectionery Co., Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants

Shares held in the name of registered holder

No. of warrants of the change:	2,931,661
% of issued share capital:	0.49
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$3,664,576.25
No. of warrants held before change:	2,931,661
% of issued share capital:	0.49
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of warrants held before change:	0	2,931,661
% of issued share capital:	0	0.49
No. of warrants held after change:	0	0

% of issued share capital:	0	0
Total shares:	0	0

No. of Warrants : Nil
No. of Options : Nil
No. of Rights : Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 22/04/2002 to the SGX

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Listed Companies' Announcement Printer Friendly Version

WANT WANT HOLDINGS LTD

Notice Of Changes In Director's Shareholding

Name of director:	Lin Feng I
Date of notice to company:	22 Apr 2002
Date of change of shareholding:	22 Apr 2002
Name of registered holder:	Lin Feng I
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants

Shares held in the name of registered holder	
No. of shares of the change:	127,768
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$159,710.00
No. of shares held before change:	1,277,683
% of issued share capital:	0.21
No. of shares held after change:	1,405,451
% of issued share capital:	0.24

Holdings of Director including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:	0	1,277,683
% of issued share capital:	0	0.21
No. of shares held after change:	0	1,405,451

% of issued share capital:	0	0.24
Total shares:	0	1,405,451

No. of Warrants : Nil
No. of Options : Nil
No. of Rights : Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 22/04/2002 to the SGX

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Listed Companies' Announcement

Printer Friendly Version

WANT WANT HOLDINGS LTD

Notice Of Changes In Director's Warrantholding

Name of director:	Lin Feng I
Date of notice to company:	22 Apr 2002
Date of change of warrantholding:	22 Apr 2002
Name of registered holder:	Lin Feng I
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants

Shares held in the name of registered holder

No. of warrants of the change:	127,768
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$159,710.00
No. of warrants held before change:	127,768
% of issued share capital:	0.02
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of warrants held before change:	0	127,768
% of issued share capital:	0	0.02
No. of warrants held after change:	0	0

% of issued share capital:	0	0
Total shares:	0	0

No. of Warrants : Nil
No. of Options : Nil
No. of Rights : Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 22/04/2002 to the SGX

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WANT WANT HOLDINGS LTD

JOINT VENTURE AGREEMENT WITH CHANNEL TEA CO., LTD (BVI).

The Directors of Want Want Holdings Ltd (the "Company") wish to announce that the Company has entered into a Joint Venture Agreement (the "Agreement") with Channel Tea Co., Ltd ("CTC"), incorporated in the British Virgin Islands, to set up a joint venture company in Shanghai, People's Republic of China, known as Shanghai WantWant Channel Tea Ltd ("SWCT"). The principal activities of SWCT include the operation of eastern and western fast food shops, pub, tea house and sale of related products such as cigarettes and wines.

The registered capital and total investment amount of SWCT shall be US$ 900,000 and US$ 2,500,000 respectively. To facilitate financial planning and import of material and equipment to SWCT, a separate joint venture company known as Guildport Investment Holdings Ltd ("GIHL"), with a registered capital of US$100,000, has been formed in the British Virgin Islands. The Company and CTC will each hold equal shares in both SWCT and GIHL.

The transactions are not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2002. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the joint venture.

Submitted by Adams Lin Feng I, Group Vice President and Director on 22/04/2002 to the SGX

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